                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                               PROFFITT'S, INC.
                               ----------------
                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   742925100
                                   ---------
                                (CUSIP Number)


                               Charles J. Hansen
                           Carson Pirie Scott & Co.
                                 414-347-5307
                           331 West Wisconsin Avenue
                          Milwaukee, Wisconsin 53203
                          --------------------------
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                               February 3, 1996
                               ----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ___

Check the following box if a fee is being paid with this statement:  X
                                                                     -

                              Page 1 of 33 Pages
                            Exhibit Index on Page 9


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CUSIP NO. 742925100                                   Page 2 of 33 pages
-------------------                                   -------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carson Pirie Scott & Co.             37-0175980
________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                        (a)  [_]
                                        (b)  [_]

________________________________________________________________________
3.  SEC USE ONLY


________________________________________________________________________
4.  SOURCE OF FUNDS

    OO
________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2 (d) or 2 (e)

                                             [_]
________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois

--------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                    1,026,550
BENEFICIALLY              ------------------------
OWNED BY              8.  SHARED VOTING POWER
EACH                      Not Applicable
REPORTING                 ------------------------
PERSON                9.  SOLE DISPOSITIVE POWER
WITH                      1,026,550
                          ------------------------
                     10.  SHARED DISPOSITIVE POWER
                          Not Applicable
                          ------------------------
________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    1,026,550

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CUSIP NO. 742925100                                   Page 3 of 33 pages
-------------------                                   -------------------

________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

                                             [_]

________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

    5.38% (See Item 5)
________________________________________________________________________
14. TYPE OF REPORTING PERSON

    CO
________________________________________________________________________


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CUSIP NO. 742925100                                           Page 4 of 33 pages
-------------------                                           ------------------


Item 1. Security and Issuer

     This Statement on Schedule 13D relates to shares of Common Stock, par value $0.10 per share ("COMPANY COMMON STOCK"), of Proffitt's, Inc., a Tennessee corporation (the "COMPANY"). The address of the principal executive offices of the Company is P.O. Box 9388, Alcoa, Tennessee.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This Statement is being filed by Carson Pirie Scott & Co. ("CPS"), an Illinois corporation principally engaged in the business of operating retail department stores in several midwestern states. CPS's principal offices are located at 331 West Wisconsin Avenue, Milwaukee, Wisconsin 53203. The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of CPS are set forth in Schedule 1 hereto and are incorporated herein by reference.

     (d) - (e) During the last five years, neither CPS nor any of its directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     CPS owned 1,047,500 shares of the common stock of Younkers, Inc. ("YOUNKERS") as of February 3, 1996, the effective time of a merger in which Younkers merged with a subsidiary of the Company (the "MERGER") pursuant to an Agreement and Plan of Merger dated as of October 22, 1995 among the Company, the Company's subsidiary, and Younkers (the "MERGER AGREEMENT"). The Merger Agreement provides that as of the Effective Time (as defined in the Merger Agreement) of the Merger, each outstanding share of Younkers Common Stock will be converted into 0.98 of a share of Company Common Stock. Based on and in accordance with the terms of the Merger Agreement, CPS expects to receive from the Company a certificate or certificates representing in the aggregate 1,026,550 shares of Company Common Stock. CPS has submitted to the exchange agent for the Merger all documentation CPS believes is necessary in order for the exchange agent to issue the certificate or certificates representing the shares.

ITEM 4.  PURPOSES OF THE TRANSACTION

     CPS will receive 1,026,550 shares of Company Common Stock in accordance with the Merger Agreement.


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CUSIP NO. 742925100                                           Page 5 of 33 pages
-------------------                                           ------------------

     CPS reserves the right to (i) sell or otherwise dispose of any or all of the shares of Company Common Stock or other securities of the Company owned by CPS from time to time, (ii) acquire additional shares of Company Common Stock or other securities of the Company, and (iii) take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

     CPS, the Company, and Younkers are parties to a Transaction Agreement dated as of January 2, 1996 in which, among other agreements, CPS has agreed not to sell or otherwise dispose of any shares of Company Common Stock during a period beginning on the 30th day prior to the Effective Time and ending on the day that the Company publicly releases combined financial results of the operations of Younkers and the Company for at least 30 days following the Effective Time (the "LIMITATION PERIOD") if, in the reasonable opinion of Coopers & Lybrand, the proposed sale or other disposition would materially and adversely affect the availability of pooling-of-interests accounting for the Merger. In the Transaction Agreement, the Company has agreed to publish, not later than 60 days after the Effective Time, combined financial results of the Company and Younkers for at least 30 days following the Effective Time. A copy of the Transaction Agreement is attached as Exhibit 1 and is incorporated in this Item by reference.

     On January 11, 1996, CPS notified the Company that it intended to sell some or all of the 1,047,500 shares of Younkers common stock then owned by Carson. On January 15, 1996, Coopers & Lybrand notified CPS that Coopers & Lybrand believed that the proposed sale of the 1,047,500 shares of Younkers common stock or sale of shares of Company Common Stock during the Limitation Period would adversely affect the availability of pooling-of-interest accounting for the Merger. CPS is continuing its efforts to convince Coopers & Lybrand that CPS's sale or other disposition of Company Common Stock during the Limitation Period would not adversely affect the availability of pooling-of-interests accounting for the Merger.

     Except as disclosed in this Item 4, CPS has no current plans or proposals which relate to or would result in any of the events described in (a) through
(j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) CPS beneficially owns 1,026,550 shares of Company Common Stock, representing approximately 5.38% of the shares of Company Common Stock outstanding, as reported by the Company as of January 3, 1996.

     (b) CPS has sole power to vote and sole power to dispose of each of the shares described in (a) of this Item.

     (c)    CPS became the beneficial owner of each of the shares described in
(a) of this Item as of February 3, 1996 in accordance with the Merger Agreement.


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CUSIP NO. 742925100                                          Page 6 of 33 pages
-------------------                                          ------------------

     (d)    Not applicable.

     (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     CPS and the Company are parties to a Registration Rights Agreement dated as of January 2, 1996. A copy of the Registration Rights Agreement is attached as
Exhibit 2 and is incorporated in this Item by reference. Exhibit 1 is incorporated in this Item by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 Transaction Agreement dated as of January 2, 1996 among CPS, the Company, and Younkers.

     Exhibit 2 Registration Rights Agreement dated as of January 2, 1996 between CPS and the Company.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 8, 1996

                                               CARSON PIRIE SCOTT & CO.

                                               By: _______________________
                                               Charles J. Hansen
                                               Vice President, General Counsel,
                                               and Secretary

                                                                      SCHEDULE 1


     The name and present principal occupation or employment of the executive officers and directors of Carson Pirie Scott & Co. are set forth below. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each person listed below is 331 West Wisconsin Avenue, Milwaukee, Wisconsin 53203.

1.  STANTON J. BLUESTONE
    President and Chief Executive Officer and a Director, Carson Pirie Scott &
    Co.

2.  MICHAEL R. MACDONALD
    Executive Vice President and Chief Administrative Officer and a Director, Carson Pirie Scott & Co.

3.  JOHN R. FREUDENTHAL
    Executive Vice President - Merchandising, Carson Pirie Scott & Co.

4.  CATHERINE A. SHAW
    Executive Vice President - Stores and Visual Presentation, Carson Pirie Scott & Co.

5.  EDWARD P. CARROLL, JR.
    Executive Vice President - Sales Promotion and Marketing, Carson Pirie Scott & Co.

6.  ROGER GASTON
    Executive Vice President - Human Resources, Carson Pirie Scott & Co.

7.  JOHN W. BURDEN III
    Director, Carson Pirie Scott & Co. Partner of Retail Options, Inc., a retail consultant, since November 1993. Formerly Chairman and Chief Executive Officer of Federated Department Stores, Inc. and Allied Stores Corporation, each a department store chain. Mr. Burden's business address is Retail Options, Inc., 15 East 26th Street, New York, New York 10010.

8.  MARK DICKSTEIN
    Chairman of the Board of Directors, Carson Pirie Scott & Co. President of Dickstein Partners Inc. - primarily responsible for directing operations of Dickstein & Co., L.P., Dickstein Focus Fund L.P. and Dickstein International Limited, each of which invests primarily in securities and debt obligations of financially distressed companies and other special situations. The business address of Dickstein Partners Inc. is 9 West 57th Street, New York, New York 10019.

9.  CHAIM Y. EDELSTEIN
    Director, Carson Pirie Scott & Co. Chairman, Hills Stores Company, a discount store chain, since February 1996. Formerly, Chairman and Chief Executive Officer of Abraham & Straus, a division of Federated Department Stores, Inc., a department store chain. Mr. Edelstein's business address is Hills Stores Company, 15 Dan Road, Canton, Massachusetts 02021.

10. MARK L. KAUFMAN
    Director, Carson Pirie Scott & Co. Vice President of Dickstein Partners Inc., 9 West 57th Street, New York, New York 10019.

11. ROBERT TAMMERO
    Director, Carson Pirie Scott & Co. President and Chief Executive Officer of Pergament Home Centers, Inc., a home center chain. Mr. Tammero's business address is Pergament Home Centers, Inc., 101 Marcus Drive, Melville, New York 11747.

                                 EXHIBIT INDEX


                                                                          PAGE
1    Transaction Agreement dated as of January 2, 1996                     10

2    Registration Rights Agreement dated as of January 2, 1996             19



                              Page 9 of 33 pages